EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Ltd. Reports certain Financial Results for the First Six Months 2017

TAIPEI, Taiwan, Aug. 22, 2017 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the six months ended June 30, 2017. Unless otherwise indicated, all data are reported in US dollars at the exchange rate prevailing on the date of the event or result reported.

First Six Months 2017 Financial Results (Ended June 30, 2017)

	First Six Months 2017	First Six Months 2016	CHANGE
Revenues	$182.8 million	$168.0 million	8.8%
Gross Profit	$13.9 million	$13.7 million	1.7%
Net Income	$5.0 million	$3.2 million	54.9%
EPS(1)	$0.36	$0.23	56.5%

(1) The calculation of the earnings per share is based on 13,819,669 and 13,819,669 basic and diluted weighted common shares issued and outstanding for the six months ended June 30, 2016 and 2017, respectively.

First Six Months 2017 Results

Gross revenues for the six months ended June 30, 2017, were $182.8 million, an increase of 8.8% from $168.0 million in the prior year.  The increase was primarily attributable to a 31.5% revenue increase in the Thailand region due to higher demand in the public sectors and increased export sales. Revenues in the Company’s North Asia region increased by 6.7%, primarily due to the increase in the price of copper.  Revenues in the Company’s Rest of World region dropped by 10.9% due to increased market competition. The Company’s North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

The gross profit for the six months ended June 30, 2017, increased by 1.7% to $13.9 million from $13.7 million in the same period last year. Gross margin decreased by 6.5% from 8.1% in 2016 to 7.6% this year.  In the Thailand region, gross margin grew following an increase in our product sales to high margin government projects.  In the North Asia and Rest of World regions, gross margins decreased slightly.

Selling, general and administrative expenses for 2017 were $12.1 million, compared to $12.7 million reported in 2016.  Operating income was $7.2 million, compared to operating income of $5.6 million in 2016.

Net income attributable to APWC shareholders was $5.0 million for the six months ended June 30, 2017, compared to net income of $3.2 million for the first six months of 2016.  Net income per share was $0.36 in the first six months of 2017, while net income per share was $0.23 for the comparable period in 2016.  The weighted average number of shares issued and outstanding was 13.8 million for each of the six months ended June 30, 2017 and 2016.

Financial Condition

APWC reported $48.9 million in cash and cash equivalents as of June 30, 2017, compared to cash and cash equivalents of $48.2 million as of December 31, 2016.

Current assets totaled $266.5 million as of June 30, 2017, compared to $244.6 million as of December 31, 2016.  Working capital was $170.5 million as of June 30, 2017.  Short term bank loans were $42.7 million at June 30, 2017, an increase from $28.2 million at the end of 2016.  The Company had no long-term debt outstanding at June 30, 2017.  Shareholder's equity attributable to APWC was $147.6 million as of June 30, 2017, compared to $136.0 million as of December 31, 2016.

APWC reported $20.3 million in cash outflows from operations during the six months ended June 30, 2017, compared to cash outflows from operations of $4.9 million in the corresponding period in 2016. Cash used in operations was mainly caused by an increase of inventory and decrease of trade payables. The Company generated $7.1 million from investing activities during the six months ended June 30, 2017, compared to $2.4 million cash generated in the same period of 2016. The cash generated was attributable, in part, to the disposal of land use rights and buildings associated with its facilities at Ninbgo, China.  APWC generated $11.2 million from financing activities during the six months ended June 30, 2017, compared to $6.0 million in outflows in the same period of 2016. The cash generated was mainly attributable to the increase in bank loans.

We encourage shareholders to visit the Company’s website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", “anticipates”, "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the six months
	ended June 30, (Unaudited)
	2017	2016
Sales of goods / services	$182,793	$167,995
Cost of sales	(168,900)	(154,335)
Gross profit	13,893	13,660

Other operating income	5,520	4,797
Selling, general and administrative expenses	(12,065)	(12,660)
Other operating expenses	(124)	(164)
Operating income/(loss)	7,224	5,633

Finance costs	(527)	(556)
Finance income	669	658
Share of loss of associates	(1)	(366)
Exchange (loss)/gain	1,644	352
Other expense	(549)	(203)
Profit/(loss) before tax	8,460	5,518

Income tax benefit/(expense)	(2,089)	210

Profit/(loss) for the year	$6,371	$5,728

Attributable to:
Equity holders of the parent	5,000	3,227
Non-controlling interests	1,371	2,501
Basic and diluted earnings per share	$0.36	$0.23
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of June 30, 2017 (Unaudited)	As of December 31, 2016 (Audited)

ASSETS
Current assets:
Cash and cash equivalents	$48,871	$48,231
Other current financial assets – at fair value through profit or loss	0	187
Trade receivables	82,240	79,472
Other receivables	15,459	16,918
Due from related parties	14,048	12,573
Inventories	100,226	77,407
Gross amounts due from customers for contract work-in-progress	44	2,045
Prepayments	2,362	1,189
Assets classified as held for sale	0	3,368
Other current assets	3,255	3,238
	266,505	244,628
Non-current assets
Other non-current financial assets-available for sale	3,365	2,765
Other non-current financial assets-held to maturity	325	309
Property, plant and requirement	39,915	39,637
Prepaid land lease payments	1,066	1,070
Investment properties	666	653
Intangible assets	154	173
Investments in associates	833	786
Other non-current assets	1,030	461
Deferred tax assets	3,002	3,114
	50,356	48,968
Total assets	$316,861	$293,596

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of June 30, 2017 (Unaudited)	As of December 31, 2016 (Audited)

Current liabilities:
Interest-bearing loans and borrowings	$42,740	$28,225
Trade and other payables	25,994	30,023
Due to related parties	2,768	3,096
Due to immediate holding company	1,537	1,537
Other current financial liabilities at fair value through profit or loss	364	0
Accruals	13,495	13,651
Current tax liabilities	3,878	3,473
Employee benefit liability	611	594
Financial lease liabilities	32	29
Provisions for employee benefit	443	422
Onerous contracts provisions	249	250
Dividend payable	503	440
Other current liabilities	3,401	5,876
	96,015	87,616

Non-current liabilities
Employee benefit liability	6,672	6,058
Financial lease liabilities	41	54
Provisions for employee benefit	112	105
Other non-current liabilities	0	0
Deferred tax liabilities	2,704	2,588
	9,529	8,805
Total liabilities	105,544	96,421

Equity
Issued capital	138	138
Additional paid-in capital	110,608	110,608
Treasury shares	(38)	(38)
Retained earnings	51,012	46,012
Other components of equity	(14,156)	(20,770)
Equity attributable to equity holders of the parent	147,564	135,950
Non-controlling interests	63,753	61,225
Total equity	211,317	197,175
Total liabilities and equity	$316,861	$293,596

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)

	For the six months
	ended June 30, (Unaudited)
	2017	2016
Net cash used in operating activities	($20,297)	($4,918)
Net cash provided by investing activities	7,090	2,422
Net cash provided by/(used in ) financing activities	11,156	(6,037)
Effect of exchange rate changes on cash and cash equivalents	2,691	833
Net increase/(decrease) in cash and cash equivalents	640	(7,700)
Cash and cash equivalents at beginning of period	48,231	51,303
Cash and cash equivalents at end of period	$48,871	$43,603

Contact:
Investor Relations Contact:
MZ North America
Ted Haberfield
President
Tel: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us